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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

        Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

        March 29, 2002

Sonera Corporation

(Name of Filer)

Sonera Corporation

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

        THE FOLLOWING IS A SLIDE PRESENTATION USED BY SONERA CORPORATION BEGINNING ON MARCH 26, 2002.

A POWERFUL COMBINATION

A POWERFUL COMBINATION
PRESS MEETING

Lars-Eric Petersson, Chairman of the Board, Telia AB

A powerful combination

  •
  Telia and Sonera have agreed to merge

  •
  Creation of the leading Nordic and Baltic operator

  •
  Strong financial resources and cash flow

  •
  Significant synergies

  •
  Profitable growth opportunities in Russia and Eurasia

  •
  Footprint and customer base will attract best of breed partners

  •
  Partner for future consolidation

Key terms of the transaction

  •
  1.51440 new Telia shares for each Sonera share through a public tender offer

  •
  Telia shareholders will own 64% of the combined company and Sonera shareholders will own 36%

  •
  Domiciled and headquartered in Sweden

  •
  Listed in Stockholm, Helsinki and USA

  •
  The Swedish Government is committed to voting in favour of the capital increase, and the Finnish Government to accept the tender offer

  •
  The transaction is subject to regulatory approval and 90% acceptances

Nordic and Baltic leadership

Nordic and Baltic leadership

A financially strong combination

Substantial and realisable synergies

Unmatched Nordic and Baltic mobile footprint

Norway (Penetration 76%)
Netcom ASA
Telia:	100%
Subs YE 2001	970,000
Market share:	32%
Sweden (Penetration 80%)
Telia:	100%
Subs YE 2001:	3,439,000
Market share:	49%
Continued on next page

Denmark (Penetration 76%)
Telia:	100%
Subs YE 2001:	288,000
Market share:	8%
Finland (Penetration 83%)
Sonera:	100%
Subs YE 2001.	2,459,783
Market share:	61%
Telia	100%
Subs YE 2001	239,000
Market share	6%
Estonia (penetration 52%)
EMT
Sonera:	24.5%
Telia	24.5%
Subs YE 2001:	382,700
Market share:	54%
Latvia (penetration 26%)
LMT
Sonera:	35.8%	(a)
Telia:	24.5%
Subs YE 2001:	349,000
Market share:	58%
Lithuania (penetration 27%)
Omnitel
Sonera:	27.5%
Telia:	27.5%
Subs YE 2001:	556,000
Market share:	58%

Nordicand Baltic fixed footprint
2001 YE figures

Sweden
Telia:	100%
Standard lines	5,663,000
ISDN channels	922,000
Broadband	245,000
Internet (dial-up)	747,000
CATV	1,378,000
Continued on next page

Denmark
Telia:	100%
Fixed telephony	264,000
Broadband	58,000
Internet (dial-up)	89,000
CATV	179,000
Finland
Sonera:	100%
Standard lines	532,748
ISDN channels	51,156
Broadband	16,458
Internet (dial-up)	244,000
CATV	145,000
Estonia
Eesti Telefon
Sonera:	24.5%
Telia:	24.5%
No of subs	502,000
of which ADSL	17,000
Latvia
Lattelekom
Sonera:	49%
No of subs	722,000
of which ADSL	6,000
Lithuania
Lietuvos Telekomas
Sonera:	30%
Telia:	30%
No of subs	1,152,000

Profitable Growth Opportunities in Russia and Eurasia

Turkcell
Ownership	37.1%
Market value	USD 2.9bn
Subscribers ('000)	12,200
Proportionate subscribers ('000)	4,526
Adj. EBITDA 2001	USD 460m
Proportionate adj. EBITDA 2001	USD 171m
Fintur Companies(a)
Ownership	58.55%
Market value	NA
Subscribers ('000)	1,128
Proportionate subscribers ('000)	380
EBITDA 2001(b)	USD 73m
Proportionate EBITDA 2001(b)	USD 43m
Megafon
Combined ownership	43.8%
Market value	NA
Subscribers ('000)	917
Proportionate subscribers ('000)	402
EBITDA 2001	NA
Proportionate EBITDA 2001	NA
  •
  All companies have a positive operating cash flow

  •
  Substantial growth in subscribers and profitability

  •
  Cohesive footprint

(a)
Pending transaction subject to due diligence, fair value assessment and regulatory and board approval. Sonera's current ownership is 35.3%

(b)
Estimated by Sonera

Transaction Timing

• Regulatory and competition filings	May
• SEC Registration	May
• Anticipated posting of tender document	May
• Potential expiry of tender offer	June
• Anticipated closing	June/July

A POWERFUL COMBINATION
PRESS MEETING

Tapio Hintikka, Chairman of the Board,
Sonera Corporation

Clear strategy to enhance value

  •
  Improved cash flow from operations from enlarged home market
  —
  Cost and capital expenditure efficiency programmes
  —
  Baltic consolidation
  —
  Synergy implementation

  •
  Innovative service development over enlarged home market
  —
  Leader in wireless data
  —
  Combined R&D
  —
  Partner of choice

  •
  International growth based on proven GSM technology in Russia and Eurasia

  •
  Enhanced competitive positioning and abilities

  •
  Open to future consolidation opportunities

Sonera's key actions
Ongoing 2002

1.
Execute commitment and eliminate additional expenditure in international 3G joint-ventures and operations

2.
Radical scale-down and restructuring of Services while retaining the innovative strengths

3.
Improve customer focus

4.
Capitalise on best-of-breed Finnish mobile business to develop capital-efficient transition from 2.5G to 3G for new growth

5.
Improve overall cash flows from operations

6.
Drive forward asset disposals, but avoid "fire-sales"

Telia's key actions
Ongoing 2002

1.
Continue rationalisation of the sales organisation and increased customer focus

2.
Streamline service portfolio

3.
Strong focus on reassessing all ongoing and new development projects

4.
Continue to improve operational performance in Danish mobile

5.
Extract synergies from Nordic operations

6.
Transform International Carrier into a financially viable operation: Eliminate cash flow losses through strong sales focus with a minimum of further capex

7.
Continue strong broadband roll-out

Near term implementation priorities
Combined company's additional key actions

1.
Exit Telia's Finnish mobile business

2.
Consolidate Baltic operator footprint

3.
Develop unified pan-Nordic and Baltic services

4.
Implement synergy plans and integration as catalyst for improved performance

Preliminary pro forma 2001 financials(a)
Breakdown of sales and EBITDA (EUR million)

PRO FORMA NET SALES 2001

Pro forma ownership structure

Corporate governance

  •
  Independent Board
  —
  Nomination Committee of two Chairmen
  —
  Only professional appointments

  •
  Structure
  —
  9 non-executive Board members
  —
  Chairman Mr Tapio Hintikka
  —
  Deputy Chairman Mr Lars-Eric Petersson
  —
  Initial Board will include:

  •
  Chairmen of Soneraand Telia

  •
  Additional 6 members of the existing Boards (3 for each of Sonera and Telia)

  •
  1 new outside director appointed

  •
  At the AGM 2003, 2 new outside directors will be appointed

  •
  Chairmen will play an active role in integration and implementation of change
  —
  Initial term up to AGM 2005

  •
  Full support from both Boards and management teams

  •
  Full support from the Finnish and Swedish Governments

  •
  New CEO from outside the two companies

  •
  Harri Koponen Deputy CEO

Full support from major shareholders

  •
  Finnish Government has committed to accept exchange offer

  •
  Swedish Government has committed to vote in favour of exchange offer at EGM

  •
  Subject to market conditions, the Governments intend to reduce shareholding over five years

  •
  Governments supportive of consolidation in the industry

BACKGROUND MATERIALS

Nordic and Baltic mobile
Key figures (2001)

	Sweden	Finland(a)	Norway	Denmark	Baltics(b)	Total	Telia Finland
	EUR million
Subscribers	3,439,000	2,459,783	970,000	288,000	905,000	8,061,783	239,000
+ service providers	74,000	50,245	112,000	0	0	236,245	0
Net sales	1,248	1,213	466	79	325	3,331	72
Underlying EBITDA	555	605	149	(6)	130	1,374	(45)
EBITDA-margin (%)	44.4%	49.9%	32.0%	(82.4)%	40.0%	41.2%	(61.9)%

(a)
Sonera Finland only

(b)
Controlled subscribers (Omnitel and LMT)

EUR 500 million cap on 3G spending
No change in strategy

Germany—Group 3G

  •
  42.8% stake

  •
  EUR 3.6 billion invested to date

  •
  No more capital investments by Sonera

  •
  Sonera will be diluted ("fair market value") rather than put in more money

Italy—IPSE 2000

  •
  12.55% stake

  •
  Total commitments EUR 180 million over 10 years

  •
  Company now in "hibernation"

Spain—Xfera

  •
  14.25% stake

  •
  Maximum committed funding EUR 300 million

  •
  Company now in "hibernation"

  •
  Assumes company comes out of hibernation with plan to meet commitments

Nordic and Baltic fixed
Key figures (2001)

	Net sales	Underlying EBITDA	EBITDA margin (%)
	EUR million
Sweden	3,642	1,253	34%
Finland	847	186	22%
Denmark	130	1	1%

Total Nordic	4,619	1,440	31%

Eesti Telefon	184	56	30%
Lattelekom	258	122	47%
Lietuvos Telekomas	296	158	53%

Total Baltic	738	336	46%

Note:

Exluding Telia Internet Services and Sonera Services

Eesti Telefon and Lattelekom are not consolidated in the new group

Broadband initiative

Internet accesses, December 31, 2001

	Sweden	Finland	Denmark	Lithuania	Latvia	Estonia
Dial-up	747,000	244,000	89,000	NA	NA	NA
ADSL/LAN	197,000	12,500	—	—	NA	17,000
CATV Internet	48,000	—	58,000	—	66,000	—

Total	992,000	256,500	147,000	0	NA	17,000

Note:

Residential ADSL only

Other potential broadband accesses, December 31, 2001

	Sweden	Finland	Denmark	Lithuania	Latvia	Estonia
CATV subscriptions	1,378,000	145,000	179,000	—	66,000	—
Homes passed, connected broadband	420,000	NA	304,000	—	—	—

Telia International Carrier
Coverage

Sonera International Carrier
Coverage

International Carrier
Key figures 2001

	Sonera	Telia	TeliaSonera
	EUR million
Net sales	177	501	678
Underlying EBITDA	44	(169)	(125)
CAPEX	21	547	568

  •
  Connects over 50 major business centres in Europe, Russia and US with multiple PoPs

  •
  Over 120 technical POPs in 22 countries

  •
  Main part of the network ready for service end of 2001 with approximately 40,000kms lit

Preliminary pro forma 2001 financials
Assumptions

  •
  Prepared in accordance with IAS

  •
  Consolidation of AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA

  •
  The preliminary transaction value has been calculated based on Telia's closing share price as of March 19, 2002 (SEK 36.80) and a SEK/EUR exchange rate of 9.0402

  •
  Based on Sonera's equity as of December 31, 2001, after conversion to IAS, the transaction creates goodwill of EUR 2.2 billion, which under current accounting principles is amortized over 20 years

  •
  The final combination of Telia and Sonera will, however, be calculated based on the transaction value and the fair values of Sonera's identifiable assets and liabilities at the date of exchange of control

Preliminary pro forma 2001 financials(a)
Income statement and cash flow

	TeliaSonera Pro forma	Telia	Sonera
	EUR million
Net sales	8,971	6,180	2,187
Underlying EBITDA	2,252	1,395	569
EBITDA margin	25%	23%	26%
Income from associated companies	438	663	(206)
Non-recurring items	783	41	742
Depreciation, amortisation, write-downs	(2,244)	(1,510)	(450)
Operating income	1,229	589	655
Operating income margin	14%	10%	30%
Income after financial items	863	519	369
Net income	492	202	399
Earnings per share	0.10	0.07	0.43

Cash flow from operating activities	1,514	1,125	197
Capital expenditure	(2,399)	(1,828)	(359)
Free cash flow(b)	(885)	(703)	(162)

(a)
Financials are unaudited under IAS for TeliaSonera and for Sonera

(b)
Post tax, interest and changes in working capital. Free cash flow excluding other investments/divestments

Preliminary pro forma 2001 financials(a)

Balance sheet

	TeliaSonera Pro forma		Telia		Sonera
	EUR million
Intangible fixed assets	5,605		2,883		329
Tangible fixed assets	7,091		5,087		1,287
Financial fixed assets	7,640		2,235		6,113
Current non interest-bearing assets	2,874		2,147		615
Cash and short-term investments	2,233		1,431		761

Total assets	25,443		13,782		9,105

Equity	13,093		6,438		4,913
Minority interests	300		22		13
Interest bearing debt	7,032		3,385		3,480
Other liabilities	5,018		3,937		699

Total equity and liabilities	25,443		13,782		9,105

Net interest bearing debt	3,947		1,146		2,675
Net interest bearing debt/equity	29.6%		17.7%		54.3%
Net interest bearing debt/EBITDA	1.8	x	0.8	x	4.7	x

(a)
Financials are unaudited under IAS for TeliaSonera and for Sonera

Preliminary pro forma 2001 financials(a)
Breakdown of net debt (EUR million)

Sonera outlook for year 2002

  •
  Limited signs of revival of economic growth

  •
  Revenues are estimated to grow more slowly than in 2001

  •
  EBITDA losses from service business cut to EUR 50 million

  •
  The Group's comparable EBITDA is estimated to improve by about a third on the previous year

  •
  Significant non-cash equity losses in associated companies particularly due to business start-up costs of Group 3G in Germany

  •
  Cash flow from operations estimated to improve significantly

  •
  Net debt to reduce further

Telia outlook for year 2002

  •
  General economic situation continues to dampen operations

  •
  The intensified efficiency measures are expected to yield positive effects starting in the second half of 2002

  •
  Significantly lower investments expected in 2002

  •
  Group financial goals over the medium-long term

    —    Revenue growth target around 8% for comparable units

    —    Underlying EBITDA margin of 25-30% expected to be reached in H2

  •
  International Carrier

    —    Positive underlying monthly EBITDA by the end of 2002

  •
  Internet Services

    —    Positive underlying monthly EBITDA by the end of 2003

A powerful combination

  •
  Telia and Sonera have agreed to merge

  •
  Creation of the leading Nordic and Baltic operator

  •
  Strong financial resources and cash flow

  •
  Significant synergies

  •
  Profitable growth opportunities in Russia and Eurasia

  •
  Footprint and customer base will attract best of breed partners

  •
  Partner for future consolidation

Additional Information

        The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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A POWERFUL COMBINATION
A POWERFUL COMBINATION PRESS MEETING
A POWERFUL COMBINATION PRESS MEETING Tapio Hintikka, Chairman of the Board, Sonera Corporation
BACKGROUND MATERIALS